Mail Stop 4720   May 15, 2008

Matthew S. Hardin, Esq.
National Retail Fund I
National Retail Fund II
National Retail Fund III
4020 S. 147th Street
Omaha, NE 68137

          Re: National Retail Fund I
                 Registration Statement on Form N-2
                 Registration Numbers 333-150169; 811-22197

                 National Retail Fund II
                 Registration Statement on Form N-2
                 Registration Numbers 333-150170; 811-22198

                 National Retail Fund III
                 Registration Statement on Form N-2
                 Registration Numbers 333-150171; 811-22199

Dear Mr. Hardin:

We have reviewed the registration statements referenced above and have the following
comments. All comments on National Retail Fund I's Registration Statement on Form
N-2 also apply to the registration statements for National Retail Fund II and National
Retail Fund III.

National Retail Fund I (the "Fund")

Registration Statement Cover Page

The "when declared effective pursuant to section 8(c)" should not be checked since the
Fund has not filed a post-effective amendment.

Prospectus

Cover Page

In order to prevent confusion delete the reference to the "Trust" from the parenthetical appearing in the first paragraph.

Provide the statement required by Item 1.1.i. of Form N-2.

Investment Objective

Either delete the reference to "primary" or disclose the secondary investment objective of the Fund.

In the second paragraph change the word "certain" to "significant." Also present the first and second sentences of the second paragraph in prominent manner.

The "estimated offering expenses line item" of the pricing table should instead be presented as a footnote to the pricing table.

It appears that the Fund will conduct a continuous offering of its securities. Therefore, the last sentence of the bold face paragraph appearing after the table of contents should be deleted since the Fund is required to deliver a current prospectus throughout the offering period.

Prospectus Summary

Overview – Investment Strategy

Present the first sentence under a separate heading captioned "Investment Objective."

The Fund's name suggests that it invests in retail loans to consumers; therefore, the Fund should conform to the requirements of Rule 35d-1(a)(2) under the Investment Company Act of 1940.

Expand the second sentence to clarify that the Fund will also invest in unsecured consumer notes representing loans to non-sub-prime borrowers. Also disclose that the debt securities in which the Fund will invest are also known as "junk bonds" and will be unsecured debt securities.

Disclose whether the Fund may invest in securities whose issuers are in default.

The disclosure indicates that under normal market conditions, the Fund invests a majority of its assets in consumer notes. In your response letter, please explain why the Fund is registering as an investment company in light of the exclusion from the definition of investment company provided by section 3(c)(5) of the Investment Company Act of 1940.

Expand the third sentence to specify what is meant by the phrase "a majority of its assets." Also identify each other category of investment in which the Fund may invest that will likely constitute the balance of the Funds assets.

Clarify, if true, that consumer notes are not assigned credit ratings and whether the reference to "credit score" refers to the FICO score or some other scoring system.

The disclosure indicates that the Fund will generally invest a majority of its assets in consumer notes that have a minimum credit score of 760. Disclose whether the credit score determination is only made at the time that the consumer note is originated, or whether the Fund will obtain a credit score which is current at the time that it purchases the consumer note. Also disclose whether the Fund will seek to maintain a minimum average credit score for its entire portfolio for the period in which it owns the consumer notes. How will the Fund treat a consumer note from a borrower whose credit score falls below 660 subsequent to the Fund's purchase of the consumer note?

Disclose whether all of the consumer notes purchased by the Fund will be current with interest and principal payments. If the Fund may also purchase delinquent notes, specify the maximum percentage of Fund assets that can be devoted to such investments and identify the maximum delinquency permissible. Provide similar disclosure pertaining to the characteristics of the obligations underlying the debt securities in which the Fund may invest.

The disclosure indicates that the Fund will not invest in sub-prime notes, presumably defined by the Fund as a borrower with a credit score below 660. Disclose the basis for the determination that the credit score cut-off of below 660 constitutes sub-prime. Provide a risk factor indicating that consumer notes from borrowers with credit scores above 660 may nonetheless exhibit characteristics typically exhibited by sub-prime borrowers. Note that a credit score for a particular consumer may change frequently and may also drop rather dramatically within a short period of time.

Disclose when the sub-prime determination is made (at the time of consumer note origination or consumer note purchase.) Indicate whether the Fund continually monitors its portfolio for compliance with its prime underwriting standards. State whether the Fund may invest in debt securities backed by sub-prime notes or obligations of obligees with credit scores below 660. Also clarify whether the Fund may invest in consumer notes from borrowers with a credit score below 660.

Provide a discussion of the transactions that will typically give rise to the consumer notes, and whether the consumer notes will typically represent purchase money transactions or unsecured personal loans.

Provide a discussion of the likely characteristics of the debt securities in which the Fund may invest; for example, will they be corporate obligations or could they be obligations of foreign issuers and/or emerging market issuers. If the latter is permitted, disclose the maximum amount of Fund assets that may be invested in the securities of foreign issuers and in the securities of emerging market issuers.

Disclose whether the Fund may invest in asset-backed securities, collateralized debt obligations, or collateralized loan obligations. If the Fund may so invest in such securities, briefly describe each material category of financial asset, loan or other obligation backing the securities or obligations. Also state whether the securities will be newly issued, and/or will be purchased directly from the issuer, or whether the securities will possess a meaningful payment history and only be purchased from the secondary market.

Investor Profile

Revise the last sentence of this section to delete the phrase "attempt to." The last sentence, as revised, should also appear on the prospectus cover page.

Credit Scoring

Expand the first sentence to clarify who will analyze the consumer notes and who "may from time to time change the type or source of the credit scores it uses to determine the scores."

Expand the last sentence to clarify what constitutes a "default."

Interest Rates on the Consumer Notes

Expand the disclosure to highlight the likely interest rate characteristics of the consumer notes; for example, will the notes be interest only, variable rate, negative amortization, provide for a balloon payment, etc.

Summary of Fund Expenses

Clarify in the second sentence that only the Fund's "Other Expenses" are estimated.

In the next pre-effective amendment, complete all fee table percentage numbers.

Expand footnote (1) to clarify to whom the repurchase fee is paid. In your response letter, please provide your views as to whether the repurchase fee is consistent with the requirements of Rule 23c-3 under the Investment Company Act of 1940 (or applicable tender offer rules) that all holders of the Fund's shares be offered the best price.

Footnote (2) indicates that pursuant to the advisory agreement the Advisor is entitled to receive a management fee based on the Fund's managed assets. Expand footnote (2) to clarify that the "Management Fee" contained in the fee table has been converted to and presented as a percentage of net assets attributable to common shares.

Expand footnote (2) to clarify that the Advisor has no ability to recoup any fees waived pursuant to the voluntary fee waiver. Also identify the duration of the voluntary fee waiver.

Footnote (2) makes reference to "leverage expenses." Clarify the manner by which the Fund intends to leverage. If the Fund intends to issue debt, then add a separate interest expense line item to the fee table. If the Fund intends to issue preferred stock during the next twelve months then add to the fee table a "Preferred Share offering expenses borne by holders of common shares" line item and a "Dividends on Preferred Shares" line item.

Also, if the Fund intends to leverage, provide a separate prospectus section discussing the risks of leverage, the conflicts of interest (the Adviser having an incentive to leverage the Fund because it will increase its management fee due to the increase in the amount of assets under management; the differing interests of the Fund's debt holders, preferred stock holders and common stock holders), that all of the costs of offering and servicing preferred shares and borrowings, including dividend and interest payments, will be borne entirely by the Fund's common shareholders. Also specify the maximum permissible amount of preferred shares and borrowings which the Fund may issue as a percentage of its total assets. In the alternative, disclose that the Fund will not borrow or issue preferred shares during the next twelve months.

Because the Fund is a closed-end investment company, you should delete the reference to "(12b-1)" from the "Annual Expenses" section of the fee table. Make a conforming deletion to footnote (3) and firm up the disclosure contained therein to clarify whether or not shareholders will incur Distribution /Shareholder Servicing Fees.

Expand footnote (4) to clarify that "Other Expenses" include the maximum 2% administrative servicing fees.

We note the absence of the Acquired Fund Fees & Expenses line item from the Fund's fee table. Please confirm to the staff that the Fund expects to incur Acquired Fund Fees & Expenses in an amount less than one basis point.

Investment Strategies

In the third to the last sentence, explain how the Fund's portfolio "is leveraged" and why an interest expense line item has not been included in the Fund's fee table presentation. Also change the phrase "the Fund has speculative characteristics" to the phase "the Fund is speculative and investing in the Fund involves high risk."

Reconcile the statement contained in the third to the last sentence with the disclosure contained elsewhere in the prospectus that the consumer notes in the Fund's portfolio will typically represent loans to borrowers having a minimum credit score of 760.

Investment Process

Identify who will pay for the services described in the last sentence. If the Fund will pay, then specify the approximate cost of such services and confirm that such amounts are included as part of the "Other Expenses" line item of the fee table.

Investment Philosophy

Disclose any risk or conflict of interest presented by relying upon the entity selling the consumer notes (that is, the originating institution) for fundamental credit analysis as a means of identifying high performing consumer notes.

Fixed Income Securities

Clarify whether the fixed income securities are secured or unsecured obligations of the issuer.

The second sentence states that the rate on the fixed income securities may be "adjusted periodically." Clarify how these securities constitute "fixed" income securities.

Highlight the impact of interest rates on the price of fixed income securities.

Expand the last sentence to clarify that the securities described therein are also known as "junk securities."

Consumer Notes

Clarify whether the Fund will treat each borrower or each originator, or both, as the issuer for purposes of complying with the diversification requirements of section 5 of the Investment Company Act.

Lower –Rated, Fixed Income Securities

Clarify that the securities described in this section are also known as "junk securities."

Disclose, if true, that the securities described in this section will generally be illiquid, thinly traded, and difficult to value.

The disclosure indicates that the Fund may "purchase" or "hold" unrated securities and securities whose issuers are in default. Disclose the maximum amount of Fund assets that may be invested in securities whose issuers are in default. Please explain the difference between the Fund purchasing and holding these securities.

Investing in Securities of other Investment Companies

The disclosure indicates that the Fund may invest in other investment companies as an efficient means of implementing its investment strategies. Disclose whether any other funds materially invest in consumer notes or whether the Fund intends to invest in funds that materially invest in other investment categories. If the Fund intends to invest in the latter category of funds, disclose how such investments will enable the Fund to implement its investment strategies.

Disclose whether the Fund may also invest in National Retail Fund II and/or National Retail Fund III.

Expand the discussion to indicate whether the Fund may also invest in ETFs. Also highlight the general limitations imposed by the Investment Company Act of 1940 on the Fund's ability to invest in other investment companies.

Portfolio Transactions

Disclose that the lender, issuer, loan servicer and intermediary are not affiliates of the Fund or the Adviser.

Disclose whether consumer notes are purchased typically at a discount from the face value of the loan.

Expand the third sentence to clarify what is meant by the phrase "present notes." In this regard, it appears that the services provided by the third parties that the Fund or the Adviser may engage are providing services that would typically be provided by a fund adviser. Disclose why the Fund should pay for these services in addition to paying the Advisor and disclose the amount that the Fund will be paying these third parties. If the Fund will not pay for these services, so state in the prospectus, and disclose whether the Adviser will pay for these services out of its own legitimate profits. In your response letter, discuss whether the services that the third parties are expected to perform constitute advisory services under the Investment Advisers Act of 1940.

Expand the discussion to explain the circumstances in which "the Fund will purchase [consumer] notes directly from the borrower/issuer."

Clarify in the fourth sentence whether the Adviser will review each note available to determine whether it meets the specified parameters.

Disclose whether the Adviser, on behalf of the Fund, will either purchase notes originated, or securities issued by, an affiliate.

Expand the last sentence to clarify whether buying a consumer note involves brokerage.

Principal Risks

Delete the phrase "as with any closed-end fund" from the first sentence.

Credit Risk

Disclose whether or not the Fund will have any recourse against the originator or the financial intermediary.

Collection Risk

State whether the Collection Specialists could be an affiliate of the Adviser. Also disclose whether the Fund could incur any liability for the actions of the Collection Specialists with whom it may contract.

It appears that the disclosure is distinguishing between Collection Specialists and third party collection agencies. Clarify whether this is the case and, if it is, then clarify whether the Fund will also contract with the third party collection agencies.

In the second sentence, clarify what is meant by the phrase "assigned to a third party collection agency;" that is, whether the loan is sold to a collection agency or whether the Fund still maintains custody of the loan. Also disclose whether the Fund will maintain a segregated account for loans that are assigned to a third party collection agency.

Expand the discussion to disclose the extent of any consumer laws that may prohibit, delay, or otherwise impose liability on the Fund resulting from collection activities. Disclose whether applicable laws impose limitations on the Fund's ability to own or possess consumer notes.

State whether the Fund will typically succeed to all of the rights of the original creditor/originator of the consumer notes. Also indicate whether the Fund will be identified on the consumer notes as the new creditor/obligor.

Disclose whether the Fund will have full rights of ownership of the consumer notes that it purchases. Also disclose whether the Fund will always have custody of the consumer notes that it purchases.

Clarify whether the Fund will be able to legally enforce all claims that the original consumer note originator or obligor would have been able to enforce and whether the Fund will be able to recover directly on the consumer notes. Also disclose any instances in which the Fund will be required to rely upon the originator or original obligor of the consumer notes in order to enforce its rights.

Disclose whether current or future legislation may impose limitations on either the Fund or the Collection Specialists' ability to collect on a delinquent or defaulted consumer notes.

Provide a separate risk factor highlighting the recent and projected spikes in consumer credit defaults.

Provide a separate risk factor highlighting the risks of consumer fraud and "liar loans."

Provide a separate risk factor summarizing the potential impact of applicable state and federal laws that may limit the Fund's ability to collect on consumer note, enforce its rights or impose liability on it in connection with its proposed activities. The discussion should summarize, but not be necessarily limited to, the following: state usury laws; state disclosure requirements and other lending regulations; and the following federal laws (as well as any similar applicable state laws) the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, the Servicemembers Civil Relief Act, the Electronic Funds Transfer Act, the Electronic Signatures in Global and National Commerce Act, and the Gramm-Leach-Bliley Act.

In your response letter, provide counsel's opinion on whether or not applicable state law prohibits any of the activities proposed by the Fund as described in its prospectus, including the sale of the Fund's shares which represent an interest a pool of consumer notes.

Unrated Securities Risk

Expand the caption so that it reads "Unrated and Junk Securities Risk." Also expand the disclosure to state that below investment grade securities are also known as "junk securities."

Illiquid Securities Risk

The first and second sentences of this section should also be included in the "Investment Strategy" section of the prospectus summary.

Reconcile the statement contained in the first sentence with the Fund's obligation to repurchase its shares.

Liquidity Risk

Expand the discussion to highlight the characteristics of the secondary market for consumer notes.

Describe any difficulty in valuing the consumer notes or the debt securities in which the Fund may invest.

Leverage Risk

Disclose the Fund intentions regarding employing leverage.

Describe the Fund's ability to issue preferred shares.

Revise the second paragraph to discuss instead the potential impact of leverage on the Fund's net asset value and its accompanying volatility. Also specifically note the increase in costs to the Fund resulting from the use of leverage and that the Fund's common shareholders will bear all of the costs of leverage employed by the Fund.

Service Provider Risk

Disclose whether the Fund will purchase consumer notes if it cannot obtain the services described in this section.

Limited Operating History Risk.

Present the second sentence under a separately captioned risk factor. Also change the phrase "a fund of this type" to the phrase "a registered investment company."

Net Asset Value

In light of the discussion contained in the "Valuation" section, it appears that the phrase "current market value" contained in the penultimate sentence should be changed to "fair value."

Confirm that the Fund will in fact calculate its NAV every day or whether it will instead calculate its NAV weekly.

Since the Fund in a closed-end investment company, you should delete the third to the last sentence and instead disclose that the Fund will sell its shares at their market price but that when market price is below NAV the Fund will always sell its share at their NAV.

Management of the Trust

Revise the second paragraph to disclose instead the Adviser's compensation as a percentage of managed assets.

Disclose the Adviser's intent to leverage the Fund as well as the related conflicts of interest.

Expand the first sentence of the third paragraph to specify the Fund's inception date.

Purchases and Redemption of Fund Shares

Since the Fund is not an open-end investment company, all references in the prospectus to "redemption" should be changed to "repurchase."

How to Buy Shares

Revise the last sentence of the seventh paragraph to disclose instead that customer orders will be priced at the market price for the Fund's shares but that when market price is below NAV the customer orders will always be priced at the NAV of the Fund's shares.

Periodic Repurchase Offers

Disclose whether the Fund is an interval fund under Rule 23c-3 of the Investment Company Act and whether it will make repurchases pursuant to Rule 23c-3. If the Fund is not a Rule 23c-3 interval fund, then disclose how it will continuously sell its shares and make repurchases consistent with Rule 102 of Regulation M of the Securities Exchange Act.

Also disclose the conflict between the Adviser's interest in increasing the Fund's assets under management and the Fund offering share repurchases.

Early Repurchase Fee

It appears that the reference in the last paragraph to "2%" should be changed to "5%."

Notice to Shareholders

In the sixth sentence clarify that the exact Repurchase Pricing Date will be specified in the Repurchase Offer Notice.

Repurchase Price

Reconcile the first sentence of this section with the statement made in the fourth sentence of the "Periodic Repurchase Offers" section of the Prospectus Summary.

Liquidity Requirements

Disclose that since a significant amount of the Fund's assets will be illiquid, there is the risk that the Fund will not have sufficient liquidity to repurchase its shares.

Prospectus-General

Provide the information required by Item 5 and Item 7 of Form N-2.

Statement of Additional Information

Investment Limitations

Add a fundamental investment restriction consistent with the Fund's status as a diversified investment company.

Provide a brief description highlighting the activities that are "permitted by the Investment Company Act of 1940" as they pertain to the first fundamental investment restriction. Also clarify whether the Fund's borrowing policy permits it to enter into reverse repurchase agreements and, if it does, also specify the maximum percentage of the Fund's assets that may be devoted to such activities.

Expand footnote (1) to the fourth fundamental investment restriction to clarify whether the Fund also limits repurchase agreements to no more than one-third of its assets.

In the sixth fundamental investment restriction, insert the phrase "or group of industries" after the phrase "any one industry." Also provide a definition of "the industry group consisting of diversified financials."

Refer to the definition of "issuer" contained in the sixth fundamental investment restriction. In your response letter, indicate whether obligations from one borrower or group of affiliated borrowers could ever represent 10% or more of the Fund's assets and, if so, the type of expanded financial information that the Fund will disclose pertaining to such borrower or group of affiliated borrowers.

The Fund's fundamental investment restriction regarding purchasing and selling commodities, etc., should be presented as a separate fundamental investment restriction.

Provide a non-fundamental investment restriction stating that the Fund will not pledge, mortgage or hypothecate more than one-third of its assets.

Add the phrase "except for the Fund's fundamental investment restriction on issuing senior securities or borrowing money, directly or indirectly" to the beginning of the last sentence of the last paragraph of this section.

Selection of Broker-Dealers; Order Placement

Expand the fourth sentence to clarify whether the Fund will pay a fee to the one or more companies it may engage to perform the activities described therein. If the Fund will pay such a fee, specify the amount and disclose where it has been included in the Fund's prospectus fee table presentation.

In the seventh sentence, specify where "the parameters set forth herein" are located.

Investment Ratings

Provide similar information pertaining to the classifications commonly used in respect of consumer ratings.

Signatures

The SAI discussion captioned "Management" identifies Andrew Rogers as the Chief Financial Officer and Treasurer and John B. Christie-Searles and Charles A. Schliebs as the sole trustees. However, the registration statement was signed only by Andrew Rogers in his capacity as the sole trustee of the Fund. Please reconcile. Also note the signature requirements of Section 6(a) of the Securities Act of 1933, which requires that the registration statement be signed by a majority of the Fund's Board of Trustees and by each of the Fund's principal accounting officer or comptroller, principal financial officer and principal executive officer or officers. In this regard, any person who occupies more than one of the positions specified in section 6(a) of the Securities Act of 1933 should indicate each capacity in which he or she signs the registration statement.

National Retail Fund III

Overview-Investment Strategy

The penultimate sentence indicates that National Retail Fund III will not invest in sub-prime notes. However, the definition of sub-prime borrowers contained in the last sentence appears inconsistent with the Fund's investment parameters contained in the third sentence of this section. Please reconcile the disclosure.

Closing

We note that portions of the filings are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in the supplemental letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6964.

Sincerely,

Dominic Minore
Attorney